December 9, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation

Registration Statement on Form S-1

Filed November 10, 2016

File No. 333-214569

Ladies and Gentlemen:

On behalf of WildHorse Resource Development Corporation, and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on December 13, 2016, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

9805 Katy Freeway Suite 400 Houston, TX 77024 Post Office Box 79588 Houston, TX 77279

Securities and Exchange Commission

December 9, 2016

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

cc:	Anthony Bahr, WildHorse Resource Development Corporation

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.